APPENDIX A

Name and Business Address	Office	Present Principal Position
Laurence E. Paul 600 Grant St., Suite 3230 Pittsburgh, PA 15219	Director and President of The Louis Berkman Investment Company	Managing Principal of Laurel Crown Partners, 10940 Wilshire Boulevard, Suite 600, Los Angeles, CA 90024 (private investment company); Member of the Board of Directors of Ampco-Pittsburgh Corporation, 726 Bell Avenue, Suite 301, Carnegie, Pennsylvania 15106
Stephen E. Paul 600 Grant St., Suite 3230 Pittsburgh, PA 15219	Director and President of The Louis Berkman Investment Company	Managing Principal of Laurel Crown Partners, 10940 Wilshire Boulevard, Suite 600, Los Angeles, CA 90024 (private investment company); Member of the Board of Directors of Ampco-Pittsburgh Corporation, 726 Bell Avenue, Suite 301, Carnegie, Pennsylvania 15106
Jennifer L. Gloff 600 Grant St., Suite 3230 Pittsburgh, PA 15219	Chief Financial Officer and Treasurer of The Louis Berkman Investment Company	Same as office